

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 9, 2009

Brian F. Lilly
Chief Financial Officer
F.N.B Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

      RE: F.N.B. Corporation
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed March 2, 2009
               File No. 1-31940

Dear Mr. Lilly,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                         Sincerely,

                                         Paul Cline
                                         Staff Accountant